UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports November 2010 passenger traffic

Monterrey, Mexico, December 9, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports decreased 0.9% in November 2010, as compared to November 2009. Domestic traffic decreased 2.1%, and international traffic increased 5.3%.

Of total traffic, 96.7% was commercial aviation, and 3.3% was general aviation.

Total Passengers*
	Nov-09	Nov-10	Change %	Jan-Nov 2009	Jan-Nov 2010	Change %
Domestic	778,561	762,281	(2.1)	8,922,940	8,866,912	(0.6)
International	145,273	153,034	5.3	1,636,061	1,743,892	6.6
OMA Total	923,834	915,315	(0.9)	10,559,001	10,610,804	0.5
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in six airports, with noteworthy increases at the Monterrey, Chihuahua, Ciudad Juárez, and Zihuatanejo airports. In Monterrey, traffic increased principally on the routes to Mexico City and Cancún, and with the opening of an Aeromar route to Piedras Negras. In Chihuahua, traffic grew principally on the routes to Mexico City and Guadalajara. In Ciudad Juárez, traffic benefitted from growth on the Guadalajara route and general aviation. In Zihuatanejo, traffic increased principally on the route to Mexico City. Domestic traffic decreased most in the airports of Acapulco, Culiacán, Torreón, and Reynosa, where the principal factor was the suspension of operations by the Grupo Mexicana airlines since August 28, 2010.

International traffic increased in six airports, most significantly at the Monterrey, San Luis Potosí, and Mazatlán airports. Monterrey increased traffic to Houston and Atlanta. San Luis Potosí increased in passenger traffic to Dallas and Houston. Mazatlán traffic increased principally from charter flights, with the largest increases on the Phoenix and Calgary routes. International traffic decreased most in Zacatecas and Acapulco, which were affected by the suspension of operations of Mexicana de Aviación and Click Mexicana, respectively; Zihuatanejo had lower traffic on the route to Phoenix.

The total number of flight operations (takeoffs and landings) in the month decreased 4.4% as compared to the prior year period. Domestic flights decreased 5.9%, and international flights rose 7.3%.

Total Passengers*

	Nov-09	Nov-10	Change %	Jan-Nov 2009	Jan-Nov 2010	Change %
Acapulco	64,356	51,633	(19.8)	770,502	677,024	(12.1)
Ciudad Juárez	44,073	47,076	6.8	580,410	581,842	0.2
Culiacán	93,665	82,183	(12.3)	969,009	967,553	(0.2)
Chihuahua	59,013	61,992	5.0	686,353	765,349	11.5
Durango	17,106	16,545	(3.3)	195,576	198,292	1.4
Mazatlán	63,408	63,984	0.9	666,859	685,518	2.8
Monterrey	415,879	438,894	5.5	4,782,804	4,925,945	3.0
Reynosa	20,413	14,247	(30.2)	195,442	183,274	(6.2)
San Luis Potosí	17,451	19,350	10.9	190,353	204,572	7.5
Tampico	36,954	36,547	(1.1)	433,254	412,159	(4.9)
Torreón	35,092	27,173	(22.6)	362,628	311,418	(14.1)
Zacatecas	19,425	18,019	(7.2)	228,705	250,789	9.7
Zihuatanejo	36,999	37,672	1.8	497,106	447,069	(10.1)
OMA Total	**923,834**	**915,315**	**(0.9)**	**10,559,001**	**10,610,804**	**0.5**

Domestic Passengers*

	Nov-09	Nov-10	Change %	Jan-Nov 2009	Jan-Nov 2010	Change %
Acapulco	50,131	38,507	(23.2)	584,580	504,945	(13.6)
Ciudad Juárez	44,014	47,028	6.8	579,547	581,422	0.3
Culiacán	92,622	81,124	(12.4)	954,847	953,675	(0.1)
Chihuahua	53,335	56,838	6.6	623,988	702,819	12.6
Durango	15,990	15,419	(3.6)	180,496	181,037	0.3
Mazatlán	32,748	31,564	(3.6)	356,489	362,475	1.7
Monterrey	357,812	371,226	3.7	4,159,417	4,199,539	1.0
Reynosa	20,245	14,230	(29.7)	193,952	182,337	(6.0)
San Luis Potosí	12,789	12,917	1.0	134,571	135,805	0.9
Tampico	33,753	32,817	(2.8)	397,428	371,020	(6.6)
Torreón	30,953	23,190	(25.1)	314,489	264,845	(15.8)
Zacatecas	13,696	14,590	6.5	151,919	171,720	13.0
Zihuatanejo	20,473	22,831	11.5	291,217	255,273	(12.3)
OMA Total	**778,561**	**762,281**	**(2.1)**	**8,922,940**	**8,866,912**	**(0.6)**

International Passengers*

	Nov-09	Nov-10	Change %	Jan-Nov 2009	Jan-Nov 2010	Change %
Acapulco	14,225	13,126	(7.7)	185,922	172,079	(7.4)
Ciudad Juárez	59	48	(18.6)	863	420	(51.3)
Culiacán	1,043	1,059	1.5	14,162	13,878	(2.0)
Chihuahua	5,678	5,154	(9.2)	62,365	62,530	0.3
Durango	1,116	1,126	0.9	15,080	17,255	14.4
Mazatlán	30,660	32,420	5.7	310,370	323,043	4.1
Monterrey	58,067	67,668	16.5	623,387	726,406	16.5
Reynosa	168	17	(89.9)	1,490	937	(37.1)
San Luis Potosí	4,662	6,433	38.0	55,782	68,767	23.3
Tampico	3,201	3,730	16.5	35,826	41,139	14.8
Torreón	4,139	3,983	(3.8)	48,139	46,573	(3.3)
Zacatecas	5,729	3,429	(40.1)	76,786	79,069	3.0
Zihuatanejo	16,526	14,841	(10.2)	205,889	191,796	(6.8)
OMA Total	**145,273**	**153,034**	**5.3**	**1,636,061**	**1,743,892**	**6.6**

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Website: http://www.oma.aero

•	Twitter: http://twitter.com/OMAeropuertos

•	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: December 10, 2010